Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 12, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Re:	AP Gaming Holdco, Inc.

Amendment 4 to

Draft Registration Statement on Form S-1

Submitted November 21, 2017

CIK No. 1593548

Dear Ms. Long:

On behalf of AP Gaming Holdco, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for filing the accompanying Amendment No. 5 (“Amendment No. 5”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement submitted with the Securities and Exchange Commission (the “Commission”) on November 21, 2017.

Amendment No. 5 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated December 7, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 5. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein (the “Prospectus”).

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2017

The Company has asked us to convey the following as its responses to the Staff:

Gatefold

1.	Consistent with disclosures on pages 6 and 109 of the prospectus, please clarify that the graphics representing casino-owned game performance and premium leased game performance refer to the domestic market. In the disclosures on page 6 and 109, please also clarify what constitutes the “domestic market” for purposes of this graphic.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the gatefold and pages 7 and 114 of Amendment No. 5.

Prospectus Summary, page 1

Growth Strategies, page 8

2.	We note the following disclosures:

•	$72 million per year in revenue from an increase of 1% in market share in the Class III and commercial markets will result in $60 million per year in EGM adjusted EBITDA.

•	$1 of incremental revenue per day on older cabinets, or $1.13 million of incremental annual revenue, should contribute $1.1 million of additional EGM adjusted EBITDA, or 97.3% margin.

•	Every 3,000 units placed in the Philippines market could generate $7-12 million of recurring annualized revenue, or $6.39-$10.96 per day, and $5-10 million of annualized EGM adjusted EBITDA, or 71.4%-83.3% margin.

•	8,700 units placed in the Brazilian market could generate $60-100 million of recurring annualized revenue, or $18.89-$31.49 per day, and $50-75 million of annualized EGM adjusted EBITDA, or 75-83.3% margin.

Please help us understand how you arrived at these estimates for each of the scenarios. In this regard, we note EGM gaming operations revenues for fiscal year 2016 increased 27.3% and generated EGM adjusted EBITDA margin of 58.6% including equipment sales as compared to 55.4% for fiscal year 2015.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 9, 10, 116, 117 and 118 of Amendment No. 5.

*    *    *

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2017

If you have any questions regarding Amendment No. 5 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond

cc:	Chris Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Victor J. Gallo

AP Gaming Holdco, Inc.

Kimo Akiona

AP Gaming Holdco, Inc.